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                              July 11, 2022

       Darryl Nakamoto
       Chief Executive Officer
       Pono Capital Two, Inc.
       643 Ilalo St. #102
       Honolulu, Hawaii 96816

                                                        Re: Pono Capital Two,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2022
                                                            File No. 333-265571

       Dear Mr. Nakamoto:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 14, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Darryl Nakamoto
FirstName  LastNameDarryl Nakamoto
Pono Capital  Two, Inc.
Comapany
July       NamePono Capital Two, Inc.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
         completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. We note your risk factors disclosure on page 48 that funds from the sale of forward-
         purchase shares may be used as part of the consideration in your initial business combination, and that the forward-purchase investor's obligations to purchase units are subject to termination prior to the closing of the sale by mutual consent of the parties.
         However, disclosure on pages 9 and 72 refers to forward purchase and backstop agreements that you may enter into following consummation of this offering. Please revise to clarify whether a forward purchase agreement is contemplated or has been executed, and if so, disclose the material terms of such agreement. Summary
The Offering, page 10

3. Please revise your page 17 disclosure to clarify that holders of the placement units will be entitled to registration rights.
Risk Factors, page 33

4. We note your risk factors disclosure on page 49 that you may issue shares to investors in
         PIPE transactions at less than the market price at that time. Please expand your disclosure to describe how the terms of such financings may impact public shareholders.
Management, page 102

5. For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K. Principal Stockholders, page 112

6. Please revise to clarify who has or shares voting and dispositive control over the shares held by the Sponsor. Refer to Item 403 of Regulation S-K and Exchange Act Rule
         13d-3(a).
Description of Securities
Our Amended and Restated Certificate of Incorporation
Exclusive forum for certain lawsuits, page 127

7. Please reconcile your prospectus description of the exclusive forum provision and your amended and restated certificate of incorporation description of the exclusive forum provision. In this regard, we note that the prospectus states the exclusive forum provision will not apply to actions brought under the Securities Act. This suggests, as provided by
 Darryl Nakamoto
Pono Capital Two, Inc.
July 11, 2022
Page 3
      Section 22 of the Securities Act, that federal and state courts will have concurrent jurisdiction over such claims. However, Section 13.1 of your amended and restated
      certificate of incorporation states the federal courts shall be the exclusive forum for the resolution of any complaint arising under the Securities Act. If Section
13.1 is accurate
      and will control, please revise your prospectus disclosure as appropriate, including to describe Section 22 and to state that as a result there is uncertainty as to whether a court would enforce the exclusive forum provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameDarryl Nakamoto
                                                             Division of
Corporation Finance
Comapany NamePono Capital Two, Inc.
                                                             Office of Real
Estate & Construction
July 11, 2022 Page 3
cc:       Andy Tucker
FirstName LastName